ATOSSA GENETICS INC.

1616 Eastlake Ave. East, Suite 510

Seattle, Washington 98102

December 11, 2013

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn: Tom Jones

Re:	Atossa Genetics Inc. File No. 333-192285

Dear Mr. Jones:

On behalf of Atossa Genetics Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on December 13, 2013 at 2:00 p.m. (Eastern time) or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to the undersigned at 800 351-3902.

Sincerely,

/s/ Kyle Guse
Kyle Guse
Chief Financial Officer, General Counsel and Secretary

cc:	Steven C. Quay, Atossa Genetics Inc.
Ryan A. Murr, Ropes & Gray LLP
Lisa M. Kahle, Ropes & Gray LLP